Gary R. Henrie
Attorney at Law
1688 E. 1460 N.	Telephone: 702-616-3093
Logan, UT 84341	Facsimile: 435-753-1775
E-mail: grhlaw@comcast.net

May 9, 2005

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. George F. Ohsiek, Jr.
Branch Chief
Corporation Finance
450 Fifth Street, N.W., Mail Stop 3-8
Washington, D.C. 20549

Re: International Food Products Group, Inc.
File No. 0-33251
Form 10-KSB for the fiscal year ended June 30, 2004
Filed November 16, 2004
Forms 10-QSB for the quarters ended September 30
and December 31, 2004

Dear Mr. Ohsiek:

This letter is in response to your comment letter dated March 25, 2005, regarding the matters listed above. In response to your comments we have filed amendments to the Form 10-KSB and the Forms 10-QSB listed above. In addition, we provide the following information. The comments are being answered in behalf the issuer. Accordingly, some answers are given in first person as though the issuer was answering the comment directly.

Response to Comment 1. We note the comment and will include applicable revisions in future filings.

Response to Comment 2. The company does not own or have any ownership interest in the coffee roasting facility in Colombia. We have revised applicable MD&A sections with the following language to clarify any misunderstanding:

Our Colombian Coffee is roasted in the Coastal Valley of the Sierra Nevada de Santa Marta mountain range, which gives us a strategic advantage due to the proximity of this gourmet coffee growing region to the roasting facility. The coffee is sorted and roasted in the facility owned by our supplier, which has a 100 Million pound roasting capacity and has been in business for over 70 years roasting quality coffee. Roasting in Columbia provides significant cost advantages that will allow IFPG to provide high quality Colombian Coffee at competitive prices in the U.S.

Response to Comment 3. We deleted references to expected annual sales of this product. We also modified our discussion of our quality standards as follows:

By providing the finest varieties of coffee, IFPG has taken the first step towards a differentiated product. To further distinguish our coffee, we adhere to high quality standards, which we believe are greater than many of our competitors. In addition, all of our beans are of the Sierra Nevada variety. The “Sierra Nevada” strain is considered one of the finest Colombia has to offer. It is grown in the Mountains surrounding Barranquilla and is highly sought after by specialty roasters from around the World.

We also included the following language in our discussion of plan of operations to discuss the needs to raise additional funds:

Management believes that it will need to raise additional capital in order to implement its business plan. Management believes it can raise the needed capital through additional debt, lines of credit, and the sale of equity in the company. Management has had discussions with sources of capital and from these discussions feels that IFPG can be financed if it secures retail outlets for its products.

Response to Comment 4. Critical accounting policies were amended in the Form 10-KSB for the year ended June 30, 2004 to include the following language:

During the year ended June 30, 2004 we entered into only one sale of our product. This sale had provisions for certain allowances, which amounted to 28% of the gross sale. It is too early for us to determine whether future transactions will provide for similar, greater or lesser allowance terms.

Response to Comment 5. We modified our discussion regarding General and Administrative expenses in the Form 10-KSB by replacing existing language with the following:

General and Administrative expenses. General and Administrative expenses for the fiscal year ended June 30, 2004, were $1,696,224 or approximately 3694% of net sales, as compared to $427,556 or approximately 251% of net sales for the fiscal year ended June 30, 2003. This increase in General and Administrative expenses was due primarily to the following: a. IFPG increased its spending on marketing expense by over $754,000 in preparation to begin selling its coffee products and organic vegetable line of products. b. Officer and office salaries increased by $419,000. Monthly salaries of officers have remained unchanged since this increase, and c. There was a net decrease in consulting expense and shareholder relations expense of approximately ($44,000).

We expect in future years that General and Administrative expenses will be comparable to or exceed those experienced in 2004. We anticipate that marketing expenses which amounted to 44% of General and Administrative expenses for 2004 will remain at the 2004 level or increase as we continue to develop and market new products.

Response to Comment 6. Changes made in all three amended filings as requested.

Response to Comment 7. Changes made in all three amended filings as requested.

Response to Comment 8. Changes made in all three amended filings as requested.

Response to Comment 9. Changes made in all three amended filings as requested.

Response to Comment 10. We note the comment and will revise future filings as requested.

Response to Comment 11. Attached to this letter are schedules that provide the information requested.

Response to Comment 12. In future filings, Note 10 Contingencies and Concentrations will be amended to include an explanation such as:

At June 30, 2004 the company had no physical assets and all of its sales were to one customer.

Response to Comment 13. All of our purchases are in U.S. dollars; therefore, we are not subject foreign currency gains and losses. In future filings, the MD&A will be amended to reflect this as follows:

Commodity Prices and Competition

Also, currency exchange rates factor into IFPG’s ability to make a profit from its foreign produced goods because IFPG is subject to currency exchange rates at the time of purchase. Even though all of our purchases are in U.S. Dollars, we may not be able to pass on increased costs due to changing exchange rates to our customers.

Response to Comment 14. Title transfer and risk of loss occur upon shipment. In future filings, Note 2 to our financial statements will be revised as follows:

Revenue Recognition: Product revenues are recognized upon shipment at which time title and risk of loss transfers to the customers.

Response to Comment 15. The reference in Note 2 to our financial statements to lease commitments was an error and will be deleted from our financial statements in future filings. The revised paragraph to Footnote 2 will be as follows:

In December 2003, the FASB issued a revised interpretation (“FIN 46R”). Among other things, FIN 46R provides clarified guidance regarding the calculation of a VIE’s expected losses and expected residual returns and removes the bias against fees paid to decisions makers, such as collateral managers, that was present in the original interpretation. Since the Company has no interests in variable interest entities at December 31, 2003, it did not need to apply the provisions of the original interpretation as of December 31, 2003. The Company will apply the revised interpretation as of March 31, 2004.

Response to Comment 16. The stipulated judgment in the amount of $126,123 has been accrued and is included in accounts payable and accrued liabilities in our balance sheet. This amount will be shown as a separate line item or referenced in the foot notes in future filings.

Response to Comment 17. Amended filings include correct language in the certifications.

Response to Comment 18. The caption Cash and Cash Equivalents will be revised as Cash in future filings.

Response to Comment 19. The agreement was entered into prior to December 31, 2004 and will be attached to the periodic report for that quarter end.

Response to Comment 20. Revisions made in amended filings as requested.

In addition to the amended filings and the responses to the comments herein, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an action with respect to the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary R. Henrie
Gary R. Henrie

Comment 11 Schedules
International Food Products Group, Inc.
Summary of Stock Transactions
June 30, 2003
					Per Share	Per Share
	Related	S-8/	Issuance	Shares	Closing	Fair
Stockholder	y or n	144	Date	Issued	Bid Price	Value			Espense

Balance 6-30-02				21,523,803
Issued for Services:
Scott Cambell	n	144	12/1/2002	400,000	0.10	$0.02			$8,000.00
Chuck Milden	n	144	12/1/2002	20,000	$0.10	$0.02			$400.00
Robert George	n	144	12/1/2002	50,000	$0.10	$0.02			$1,000.00
Ned Van Rensselaer	n	144	12/1/2002	50,000	$0.1	$0.02			$1,000.00
David Euzarraga	n	144	12/1/2002	60,000	$0.10	$0.02			$1,200.00
Richard Damion	y	144	1/3/2003	400,000	$0.10	0.075	(a	)	$30,000.00
Joseph Rodriguez	y	144	1/3/2003	400,000	$0.10	0.075	(a	)	$30,000.00
Jeffrey Ross	n	144	1/3/2003	550,000	$0.10	0.075	(a	)	$41,250.00
Richard Damion	y	144	2/28/2003	266,666	$0.16	0.075			$19,999.95
Joseph Rodriguez	y	144	2/28/2003	133,333	$0.16	0.075			$9,999.98
Jeffrey Ross	n	144	2/28/2003	190,000	$0.16	0.075			$14,250.00
Jim Clarke	n	144	1/27/2003	25,000	$0.16	0.15			$3,750.00
David Euzarraga	n	144	1/1/2003	60,000	$0.10	0.15			$9,000.00
David Euzarraga	n	144	1/8/2003	300,000	$0.19	0.15			$45,000.00
David Euzarraga	n	144	4/8/2003	40,000	$0.23	0.23			$9,200.00
David Euzarraga	n	144	4/15/2003	165,000	$0.20	0.19			$31,350.00
Richard Damion	y	144	6/3/2003	347,826	$0.23	0.115			$39,999.99
Jeffrey Ross	n	144	6/3/2003	208,696	$0.23	0.115			$24,000.04
Joe Rodriguez	y	144	6/3/2003	173,913	$0.23	0.115			$20,000.00
David Wells	n	144	6/16/2003	60,000	$0.25	0.25			$15,000.00
David Euzarraga	n	144	10/30/2002	40,000	$0.10	0.02			$800.00
Total for services				3,940,434					$355,199.95
Lock-up Shares:
A.R. Grandseart	n	144	12/2/2002	40,000	$0.10	0.02			$4,000.00
Bruce Hubert Trust	n	144	1/16/2003	4,800	$0.16	$0.02			$96.00
Pete Dunn	n	144	1/16/2003	1,000	$0.16	0.02			20
Mark Skalski	n	144	1/16/2003	2,000	$0.16	0.02			40
Jose Perez	n	144	1/16/2003	2,000	$0.16	0.02			40
Terrence Coup	n	144	1/16/2003	2,000	$0.16	0.02			40
Kirk & Kirk, Inc	n	144	1/16/2003	1,000	$0.16	0.02			20
Sperry Family Trust	n	144	1/16/2003	1,000	$0.16	0.02			20
Barry Tiemann	n	144	1/16/2003	500	$0.16	0.02			10
Jerry Horst	n	144	1/16/2003	600	$0.16	0.02			12
Daryle Reimer	n	144	1/16/2003	2,500	$0.16	0.02			50
Pat Burgess	n	144	1/16/2003	500	$0.16	0.02			10
James Gacki	n	144	1/16/2003	2,000	$0.16	0.02			40
Jared Enterprises	n	144	1/16/2003	10,000	$0.16	0.02			200
George Milidan	n	144	1/16/2003	4,667	$0.16	0.02			93.34
James Mitchell	n	144	1/16/2003	4,000	$0.16	0.02			80
Wilfred Wheeler	n	144	1/16/2003	40,000	$0.16	0.02			800
Terry Turner	n	144	1/16/2003	5,000	$0.16	0.02			100
John Shelling	n	144	1/16/2003	1,500	$0.16	0.02			30
Andre Perin	n	144	1/16/2003	500	$0.16	0.02			10
James Brown	n	144	1/16/2003	400	$0.16	0.02			8
Joyce Heilman	n	144	1/16/2003	200	$0.16	0.02			4
Heitman Family Trust	n	144	1/17/2003	2,000	$0.16	0.02			40
Wilbert & Joyce Heitman	n	144	1/17/2003	1,000	$0.16	0.02			20
Brett Heitman	n	144	1/17/2003	1,400	$0.16	0.02			28
Clay Heitman	n	144	1/17/2003	400	$0.16	0.02			8
A F Moore	n	144	1/17/2003	3,000	$0.16	0.02			60
Harley Hill	n	144	1/17/2003	820	$0.16	0.02			16.4
Ronald Rau	n	144	1/17/2003	3,000	$0.16	0.02			60
Kathleen Williams	n	144	1/17/2003	2,000	$0.16	0.02			40
Kevin Madera	n	144	1/17/2003	1,400	$0.16	0.02			28
Ronald Greenberg	n	144	1/17/2003	3,800	$0.16	0.02			76
T&D Sperry 2000 Trust	n	144	1/17/2003	1,000	$0.16	0.02			20
Jeffrey Smith	n	144	1/17/2003	250	$0.16	0.02			5
RJ Ewards	n	144	1/17/2003	2,000	$0.16	0.02			40
Novacor International Ltd	n	144	1/21/2003	11,000	$0.16	0.02			220
W&C Glenwin	n	144	1/21/2003	2,500	$0.16	0.02			50
Eastwind Holdings	n	144	1/21/2003	38,375	$0.16	0.02			767.5
Robt Schneiders	n	144	1/21/2003	1,400	$0.16	0.02			28
Julie Schneiders	n	144	1/21/2003	1,400	$0.16	0.02			28
Richard Damion	y	144	1/22/2003	200,000	$0.18	0.02			4000
Joe Rodriguez	y	144	1/22/2003	100,000	$0.18	0.02			2000
Thomas Anthony	n	144	1/22/2003	400	$0.18	0.02			8
Martin Weissman	n	144	1/30/2003	3,000	$0.16	0.02			60
Thomas Perez	n	144	2/3/2003	3,400	$0.16	0.02			68
Clemeston Family Trust	n	144	2/4/2003	17,000	$0.16	0.02			340
Judith Clemeston	n	144	2/4/2003	1,500	$0.16	0.02			30
Robert Sawyer	n	144	2/4/2003	2,000	$0.16	0.02			40
Andrew Black	n	144	2/4/2003	1,000	$0.16	0.02			20
James Planka	n	144	2/4/2003	10,000	$0.16	0.02			200
Czapar Living Trust	n	144	2/4/2003	7,000	$0.16	0.02			140
Nancy Charlton	n	144	2/4/2003	1,333	$0.16	0.02			26.66
Global Essentials Inc	n	144	3/18/2003	62,920	$0.22	0.02			1258.4
Total Lock-up				612,465
Total issued in fiscal 2003				4,552,899					$725,849.20

Balance 6-30-03				26,076,702

International Food Products Group, Inc.
Statement of Shareholders Equity
For the Year Ended June 30, 2004

				Closing
		Date		Bid Price	Fair Value			Expence
		Issued	Shares	Per Share	Per Share
Balance - June 30, 2003			26,076,702

Shares (S-8) issued for services:
A.G. Edwards & Sons, Inc.		4/27/2004	10,000	$0.14	$0.15	(b	)	1,500.00
Ann Mitchell		9/2/2003	25,000	$0.17	$0.17			4,250.00
Brad Haynes		9/2/2003	1,500,000	$0.17	$0.17			255,000.00
Brenda Harris		4/14/2004	100,000	$0.17	$0.17			17,000.00
Brent Fairbanks		3/22/2004	40,000	$0.12	$0.12			4,800.00
Bruce Molnar		9/2/2003	100,000	$0.17	$0.12			12,000.00
Bruce Molnar		3/22/2004	25,000	$0.12	$0.12			3,000.00
Bud Grandsaert		9/2/2003	100,000	$0.17	$0.17			17,000.00
Bud Grandsaert		3/22/2004	100,000	$0.12	$0.12			12,000.00
Conrad Bright		9/2/2003	50,000	$0.17	$0.17			8,500.00
Dale Paisley		9/2/2003	50,000	$0.17	$0.17			8,500.00
Dave Euzzarraga		9/2/2003	75,000	$0.17	$0.17			12,750.00
Dave Euzzarraga		10/20/2003	50,000	$0.24	$0.24			12,000.00
David Euzarraga		3/22/2004	375,000	$0.12	$0.12			45,000.00
Dennis Van Baale		1/28/2004	100,000	$0.17	$0.17			17,000.00
Don Davis		10/9/2003	50,000	$0.28	$0.28			14,000.00
Don Segretti		10/9/2003	25,000	$0.28	$0.28			7,000.00
E. L. Hamilton		10/20/2003	90,000	$0.24	$0.24			21,600.00
E. L. Hamilton		10/20/2003	150,000	$0.24	$0.24			36,000.00
E. L. Hamilton		3/22/2004	650,000	$0.12	$0.12			78,000.00
Florence Cuetara		10/9/2003	10,000	$0.28	$0.28			2,800.00
Gary Brooks		9/2/2003	100,000	$0.17	$0.17			17,000.00
Gary Henrie		9/2/2003	100,000	$0.17	$0.17			17,000.00
J Scott Campbell		2/5/2004	100,000	$0.16	$0.16			16,000.00
James McTague		9/2/2003	140,000	$0.17	$0.17			23,800.00
Jeff Carrick		9/2/2003	50,000	$0.17	$0.17			8,500.00
Jeff Carrick		1/28/2004	100,000	$0.17	$0.17			17,000.00
Jeff Carrick		3/22/2004	100,000	$0.12	$0.12			12,000.00
Jeff Ross		9/2/2003	150,000	$0.17	$0.17			25,500.00
Jeffrey Ross		3/22/2004	210,000	$0.12	$0.12			25,200.00
Jim Gacki		9/2/2003	125,000	$0.17	$0.17			21,250.00
Jorge Medina		9/2/2003	250,000	$0.17	$0.17			42,500.00
Kelly Johnson		9/2/2003	25,000	$0.17	$0.17			4,250.00
Kelly Johnson		10/9/2003	10,000	$0.28	$0.28			2,800.00
Kelly Johnson		1/28/2004	20,000	$0.17	$0.17			3,400.00
Konrad Bright		3/22/2004	50,000	$0.12	$0.12			6,000.00
Lance Hall		9/2/2003	150,000	$0.17	$0.17			25,500.00
Patti D Hill		2/5/2004	30,000	$0.16	$0.16			4,800.00
Robert George		10/20/2003	150,000	$0.24	$0.24			36,000.00
Robert George		3/22/2004	50,000	$0.12	$0.12			6,000.00
Robert Pimentel		9/2/2003	100,000	$0.17	$0.17			17,000.00
Robert Pimentel		3/22/2004	100,000	$0.12	$0.12			12,000.00
Robert Seldon		10/20/2003	400,000	$0.24	$0.24			96,000.00
Robert Seldon		10/20/2003	200,000	$0.24	$0.24			48,000.00
Russell Singer		2/13/2004	600,000	$0.15	$0.15			90,000.00
Scott Campbell		9/2/2003	200,000	$0.17	$0.17			34,000.00
Scott Campbell		10/20/2003	300,000	$0.24	$0.24			72,000.00
Scott Campbell		11/5/2003	100,000	$0.17	$0.17			17,000.00
Steve Gough		9/12/2003	100,000	$0.21	$0.21			21,000.00
Steve Whittington		3/22/2004	50,000	$0.12	$0.12			6,000.00
Ted Hamilton		9/2/2003	50,000	$0.17	$0.17			8,500.00
Ted Hamilton		9/12/2003	500,000	$0.21	$0.21			105,000.00
Terry Morales		3/22/2004	50,000	$0.12	$0.12			6,000.00
Zaid Asterazii		9/2/2003	25,000	$0.17	$0.17			4,250.00
Zaid Asterazii		1/28/2004	65,000	$0.17	$0.17			11,050.00

Total (S-8) shares issued for services			8,425,000					###########

Shares (Rule 144) issued for services:

Robert George		1/1/2003	50,000	$0.19	$0.05	(a	)	2,500.00
Richard Damion		11/7/2003	157,859	$0.17	$0.02			3,157.18
Robert George		3/9/2004	175,000	$0.10	$0.05			8,750.00
Robert George		3/9/2004	25,000	$0.10	$0.05			1,250.00
Edmond Harris		4/14/2004	100,000	$0.17	$0.08			8,000.00
James Gacki		4/27/2004	125,000	$0.14	$0.07			8,750.00
Jeffrey Ross		4/27/2004	125,000	$0.14	$0.02			2,500.00
Janet Dooley		5/14/2004	50,000	$0.16	$0.08			4,000.00
Joe Rodriguez		9/12/2003	300,000	$0.21	$0.01			4,200.00
Joe Rodriguez		12/11/2003	100,000	$0.20	$0.02			2,000.00
Debra Hamilton		5/14/2004	300,000	$0.16	$0.08			24,000.00
David S. Rado		5/14/2004	500,000	$0.16	$0.08			40,000.00

Total (Rule 144) shares issued for services			2,007,859					109,107.18

Shares issued for shares voluntarily exchanged for 144 shares:

Marjorie Scripps		10/9/2003	20,000	$0.28	$0.06	(d	)	1,200.00
Larry Allen		10/9/2003	500	$0.28	$0.06			30.00
Joe Chan		10/9/2003	3,000	$0.28	$0.06			180.00
Beatrice Harriman		10/9/2003	2,000	$0.28	$0.06			120.00
Edmond Harris		10/9/2003	2,000	$0.28	$0.06			120.00
Karen Johnson		10/9/2003	2,000	$0.28	$0.06			120.00
Glen Matthes		10/9/2003	1,000	$0.28	$0.06			60.00
Patricia Perry		10/9/2003	1,000	$0.28	$0.06			60.00
BJB Trust		9/5/2003	1,000	$0.21	$0.06			60.00
Michael M Cooper		9/22/2003	1,400	$0.37	$0.06			84.00
Joseph Gentile		9/22/2003	4,000	$0.37	$0.06			240.00
Gary Thomas		10/9/2003	4,000	$0.28	$0.06			240.00
Kenneth Mueller		9/22/2003	2,000	$0.37	$0.06			120.00
Successful Financial		10/9/2003	10,000	$0.28	$0.06			600.00
Florencio Cuetara		10/9/2003	10,000	$0.28	$0.06			600.00
Don Segretti		10/9/2003	25,000	$0.28	$0.06			1,500.00
Wright		7/15/2003	1,658	$0.25	$0.06			99.48
David King		10/10/2003	200	$0.26	$0.06			12.00

Total shares issued for shares voluntarily exchanged for 144 shares			90,758					5,445.48

Shares (Rule 144) issued in satisfaction of accrued payroll:

Joe Rodriguez	Related Party	3/3/2004	1,000,000	$0.12	$0.02	(a	)	20,000.00
Richard Damion	Related Party	3/3/2004	1,666,667	$0.12	$0.02			33,333.34

Total shares issued in satisfaction of accrued payroll			2,666,667					53,333.34

Shares (Rule 144) issued in satisfaction of notes payable:

Joe Rodriguez	Related Party	3/9/2004	899,182	$0.12	$0.10	[c	]
Jeffrey Ross	Related Party	3/9/2004	112,236	$0.12	$0.10
Richard Damion	Related Party	3/9/2004	362,371	$0.12	$0.10
Dorset Investment Company	Related Party	3/9/2004	716,606	$0.12	$0.10
Bruce Molnar	Third Party	3/9/2004	345,250	$0.12	$0.05
Volkl Investments LLC	Related Party	3/9/2004	368,589	$0.12	$0.10

Total shares issued in satisfaction of notes payable			2,804,234

Balance - June 30, 2004			42,071,220					$1,619,886

International Food Products Group, Inc.
Summary of Stock Transactions
December 31, 2004
					Per Share	Per Share
	Related	S-8/	Issuance	Shares	Closing	Fair
Stockholder	y or n	144	Date	Issued	Bid Price	Value	Expense

Balance 6/30/04				42,071,220

S-8 Robert Pimentel	n		7/14/2004	200,000	$0.11	$0.11	$22,000.00
S-8 Jeff Ross	n		7/27/2004	25,000	$0.07	$0.07	$1,750.00
S-8 Jeff Ross	n		8/20/2004	200,000	$0.05	$0.05	$10,000.00
S-8 Robert Pimentel	n		9/5/2004	100,000	$0.09	$0.09	$9,000.00
S-8 Russell Singer	n		9/5/2004	750,000	$0.09	$0.09	$67,500.00

Balance 9/30/04				43,346,220			$110,250.00

144 - Joe/Rich(March-July) -Payroll	y		10/1/2004	2,314,285	$0.10	0.1	$231,428.50
144-Richard Damion Loan repay	y		10/1/2004	227,910	$0.10	0.1
144-Volkl	n		11/2/04	500,000	$0.08	0.015	7500
144-Euzarraga	n		11/2/04	200,000	$0.08	0.015	3000
144-Robert George	n		11/2/04	1,000,000	$0.08	0.015	15000
144-Ted hamilton	n		11/2/04	250,000	$0.08	0.015	3750
144-Ted hamilton	n		11/2/04	965,000	$0.08	0.015	14475
144-John Flores	n		11/2/04	25,000	$0.08	0.015	375
144-Paul la Prairie	n		11/2/04	50,000	$0.08	0.015	750
144-Blaine La Prairie	n		11/2/04	50,000	$0.08	0.015	750
144-Hernanson partnership	n		11/2/04	35,000	$0.08	0.015	525
S-8 Lance Hall	n		12/13/04	233,000	$0.06	0.07	16310
S-8 Giles Sensenbrenner	n		12/13/04	112,000	$0.06	0.07	7840
S-8 Scott Campbell	n		12/13/04	100,000	$0.06	0.07	7000
S-8 George Veronis	n		12/13/04	150,000	$0.06	0.07	10500
S-8 Robert Pimentel	n		12/13/04	100,000	$0.06	0.07	7000
S-8 Konrad Bright	n		12/13/04	35,000	$0.06	0.07	2450

Balance 12/31/04				49,693,415			$438,903.50

International Food and Beverage Company, Inc.
Analysis of Shares Issued

(a)
The discount applied to the closing bid price to determine the fair value of restricted shares issued using the Black Scholes valuation model. The assumptions used in this valuation were 2.5% risk-free rate, volatility of 2580%, no dividend yield as the Company has not paid any dividends since inception, and an expected life of 2 years, the length of the restricted period. Page 378 of “Quanatifying Marketability Discounts”, written by Z. Christopher Mercer, ASA, CFA, the Black-Scholes valuation model is an acceptable method for determining the cost of hedging restricted stock over the expected period of non-marketability.

(b)	The closing bid price on the day of the transaction was used to value shares issued pursuant to registration on Form S-8.

{c} Shares issued to related parties in settlement of debt were valued at amounts agreed to by the related party and the company.

(d) Shares issued pursuant to the Lock Up agreement were valued using the Black-Scholes valuation model described above. The closing bid price at the beginning of each year was used to determine the fair value.